Exhibit 12.1. Computation of Ratio of Earnings to Fixed Charges
Regency Energy Partners LP
Computation of Ratio of Earnings to Fixed Charges
(in thousands, except ratio amounts)
Unaudited

	Three Months Ended		Six Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Earnings:
Income (loss) from continuing operations	$(7,577)	$3,760	$(8,872)	$(2,559)
Add:
Interest expense	15,961	8,389	30,846	16,390
Portion of rent under long-term operating leases representative of an interest factor	129	131	261	262
Amortization of capitalized interest	40	33	79	66
Less:
Equity income	—	(130)	(43)	(220)

Total earnings available for fixed charges	$8,553	$12,183	$22,271	$13,939

Fixed Charges:
Interest expense	15,961	8,389	30,846	16,390
Portion of rent under long-term operating leases representative of an interest factor	129	131	261	262
Capitalized interest	128	653	256	1,307

Total fixed charges	$16,218	$9,173	$31,363	$17,959

Ratio of earnings to fixed charges (x times) (1)	—	1.33	—	—

(1) Earnings were insufficient to cover fixed charges by:	$7,665	$—	$9,092	$4,020